ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

September 4, 2008

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

Acrex Undertakes Diamond Drilling on its Don’s Lake Gold-Uranium Property, Ontario

Acrex Ventures Ltd. (“Acrex”, TSX: AKV) is pleased to announce that it has contracted Boreal Drilling of Val d’Or, Quebec to complete a diamond drilling program on its optioned Don’s Lake Gold-Uranium Property located in Northwestern Ontario.  Drilling is planned to commence on September 21, 2008.

Previous exploration has demonstrated that the Don’s Lake property is prospective for gold and uranium mineralization. Prior to Acrex acquiring the property, exploration entailing lithogeochemical sampling, Vlf-Em and magnetic geophysical surveys, prospecting and 20 diamond drill holes was completed on the property.

The current drill program will focus on a prominent Shear Zone, the Don’s Lake Shear Zone (DLSZ), highlighted by eight of the previously drilled holes.  Three of these holes intersected good gold grades including DL 04-04 with 0.36 oz Au per tonne over 3.3 feet, hole Bam 88-12 with 0.566 oz Au per tonne over 3.6 feet and hole Fry-1 with 0.605 oz. Au per tonne over 0.4 feet.  In 1978, trenching by Urangesellschaft returned an assay of 0.136% U3O8 and 0.117 oz/t gold across 6.6 feet from a trench located along the south side of the DLSZ (above results previously reported in Acrex news release dated April 15, 2008).

In August 2008, Abitibi Geophysics of Val d'Or Quebec completed an Induced Polarization (IP) survey on the Don's Lake property for Acrex. The IP survey entailed 15.8 line kilometers (km) of geophysical coverage on approximately 100 metre (m) spaced lines along a 1.5 km long portion of the 7 km long Don's Lake Shear Zone.

Abitibi’s geophysicists, and Acrex’s consultants, have reviewed and interpreted the IP data.  The results of the survey, combined with information provided from previous exploration, indicates that the gold-bearing DLSZ is coincident with continuous linear conductive trends in the IP results.  Interpretation of the results indicates several parallel shear zones along the DLSZ trend.

Acrex’s consultants have delineated 4 main target zones to be tested by the upcoming drill program.  The drilling program will test the 4 target zones with a minimum of 6 diamond drill holes, totaling approximately 1000 m of NQ core.

Ground follow-up of the IP survey targets and drill pad construction is also scheduled to commence on September 16, 2008.

Mr. Perry Grunenberg of PBG Geoscience will oversee the diamond drill program, and is the Company’s "Qualified Person" for the purpose of National Instrument 43-101.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

“T.J. Malcolm Powell”

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.